UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44784

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Monex Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 Louisiana Street, Suite 1240

(No. and Street)

Houston	**TX**	**77002**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ruben Contreras	**713-877-8234**	rcontreras@monexsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB Company

(Name – if individual, state last, first, and middle name)

2950 North Loop West, Suite 1200	**Houston**	**TX**	**77092**
(Address)	(City)	(State)	(Zip Code)

11/05/2003	**879**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ruben Contreras _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monex Securities, Inc. _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUIS OSAWA
My Notary ID # 131850282
Expires January 19, 2027

Signature:

Title: Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2024

PUBLIC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Monex Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monex Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monex Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monex Securities, Inc.'s management. Our responsibility is to express an opinion on Monex Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monex Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EEPB

We have served as Monex Securities, Inc.'s auditor since 2007.

Houston, TX

January 23, 2025

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

An Independent Member of DFK International

MONEX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash	$	65,389
Marketable securities		33,513
Receivable from clearing broker/dealer		23,414
Short-term investments		7,035,652
Commissions receivable		186,550
Employee receivable		34,557
Deposits held by clearing brokers, restricted		250,000
Receivables from related parties		514,727
Other assets		83,665
TOTAL CURRENT ASSETS		8,227,467
Property and equipment, net		126,153
Operating lease, right-of-use-asset		573,212
TOTAL ASSETS	$	8,926,832

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	441,770
Accounts payable and accrued liabilities		676,099
Accrued income taxes		104,043
Current portion of operating lease liability		104,725
TOTAL CURRENT LIABILITIES		1,326,637
NONCURRENT LIABILITIES		
Operating lease liability		472,212
Deferred income tax liability		32,551
TOTAL NONCURRENT LIABILITIES		504,763
TOTAL LIABILITIES		1,831,400
STOCKHOLDER'S EQUITY		
Common stock, 1,000 shares authorized, issued, outstanding, $0.01 par value		10
Additional paid-in capital		1,744,969
Retained earnings		5,350,453
TOTAL STOCKHOLDER'S EQUITY		7,095,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,926,832

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MONEX SECURITIES, INC. ("the Company"), a Delaware corporation, is a wholly owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Credit Losses

The Company applies ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commissions and fees receivable utilizing the CECL framework. The Company considers factors

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. The Company did not record any net realized or unrealized foreign currency losses during 2024. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

Marketable Securities

Marketable securities held for trading purposes are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized gain on marketable securities of $305,124 is reflected in the accompanying statement of income in other income.

Short-Term Investments

U.S. Treasury bills with original maturities of no more than a year from date of origination are accounted for at fair market value and are presented on the statement of financial condition as short-term investments.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in other income.

Income Taxes

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties

Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Advertising Costs

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during 2024.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Lease Accounting

The Company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach.

The standard has two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria. By default, a lease that does not meet the criteria to be classified as a finance lease is deemed an operating lease. Regardless of classification, the initial measurement of both lease types results in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease are accounted for using the effective interest method. The lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 2:   REVENUE RECOGNITION

The company generates two main streams of revenue: commission revenue and administrative services income.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 2: REVENUE RECOGNITION *(Continued)*

The following table presents the Company's total commission revenue disaggregated by investment product category for the year ended December 31, 2024:

Equities	$	879,472
Options		44,167
Foreign Exchange		213,214
Mutual Funds		1,531,902
Debt		2,578,891
Alternative Investments		132,188
Commission income	$	5,379,834

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents the Company's sales-based and trailing commission revenues disaggregated by product category for the year ending on December 31, 2024:

Sales based		
Equities	$	879,472
Options		44,167
Foreign Exchange		213,214
Mutual Funds		62,205
Debt		2,578,891
Alternative Investments		132,188
Total sales-based revenue	$	3,910,137
Trailing		
Mutual Funds	$	1,469,697
Total trailing revenue		1,469,697
Total commission revenue	$	5,379,834

NOTE 2:   REVENUE RECOGNITION *(Continued)*

Administrative Services Income

Administrative fees are based upon an agreement with Monex Asset Management, Inc. and cover expenses related to both entities. See Note 6 for Related Party Transactions.

Other Income

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in an account with the clearing broker/dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital and net capital requirements of $6,128,403 and $250,000 respectively. The Company's net capital ratio was 0.21 to 1.

NOTE 5:   FAIR VALUE MEASUREMENT

Fair value measurement when applicable is reported in accordance with FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for

NOTE 5:   FAIR VALUE MEASUREMENT *(Continued)*

the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2024:

Corporate Bonds: Valued at the closing price reported on the active market on which the individual bonds are traded.

Treasury Bills: Valued at the quoted market prices in active markets in which the treasury bills are traded.

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31,2024
Corporate bonds	$ 33,512	$ -	$ -	$ 33,512
Treasury bills	$ 7,035,652	$ -	$ -	$ 7,035,652
Total:	$ 7,069,164	$ -	$ -	$ 7,069,164

NOTE 5:   FAIR VALUE MEASUREMENT *(Continued)*

The bonds have a maturity date ranging from 2036 to 2088. Treasury bills mature during 2025.

NOTE 6:   RELATED PARTY TRANSACTIONS

Administrative Services and Other

The Company entered into a services agreement with Monex Asset Management, Inc. (MAMI), an entity under common ownership, in February 2009. This agreement requires the Company to provide administrative services to MAMI. The term of the agreement is indefinite and may be terminated by either party with 30 days written notice. The total service fees earned under this agreement for the year ended December 31, 2024 were $1,406,328. Revenue is recorded on a monthly basis as services are administered. In addition, the Company gets reimbursed for commissions paid to employees on MAMI's behalf. Total commissions reimbursed for the year ended December 31, 2024 were $1,244,717. As of December 31, 2024, the total amount receivable from MAMI was $514,727.

NOTE 7:   INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2024:

Federal

Current tax expense	$ 307,775
Deferred tax benefit	13,133
Total federal tax expense	320,908

State

Current tax expense	23,773
Total provision for taxes	$ 344,681

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2021 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2021 and beyond remain subject to examination by the state of Texas.

NOTE 7:   INCOME TAXES *(Continued)*

The Company did not have unrecognized tax benefits as of December 31, 2024 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2024, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 8:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31, 2024:

Furniture, fixtures, and equipment	$	667,908
Accumulated depreciation		(541,755)
	$	126,153

Depreciation expense for the year ended December 31, 2024 was $45,747.

NOTE 9:   COMMITMENTS AND CONTINGENCIES

Security transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has not recorded liabilities with regard to the right. During 2024, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company

NOTE 9:   COMMITMENTS AND CONTINGENCIES *(Continued)*

has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

The Company, as a normal course of business, has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 10:   LEASES

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration. The Company leases office space under an operating agreement that matures on June 30, 2029.

The Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. For determining the present value of lease payments, the Company uses the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments (annual increase of 2.50%) up to the maturity date. The agreement does contain variable rent payments composed of common area maintenance ("CAM"), insurance and utilities. The Company did not elect the practical expedient in ASU 2018-16 and therefore, was able to separate CAM fees as non-lease component. CAM fees are adjusted annually based on the company's pro-rata share of the lessor's expenses to

NOTE 10:   LEASES *(Continued)*

maintain the building. Because the adjustment is not based on an index or market rate, the Company did not include the CAM expenses in its ROU calculation.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

The Company does not recognize ROU assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under ASC 840, *Leases*, lease accounting guidelines. A short-term lease is one with a maximum lease term of 12 months or less and does not include a purchase option or renewal option the lessee is reasonably certain to exercise. The Company does have two short-term leases for office space located in San Antonio, TX and San Diego, CA.

Lease Expense

The following table presents the lease expenses as of December 31, 2024:

Operating lease expense	$ 116,313
Short-term lease expense	42,259
Total lease expense	$ 158,572

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating lease:

Cash paid for amounts included in measurement of the lease liability:	
Operating cash flows from the operating lease	$ 123,292
Weighted-average remaining lease term (years)	4.50
Weighted-average discount rate	8%

NOTE 10:   LEASES *(Continued)*

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2024:

2025	$ 147,132
2026	150,810
2027	154,580
2028	158,445
2029	80,200
Total lease payments	691,167
Less: Interest	(114,230)
Present value of lease liability	$ 576,937
Current portion of lease obligation	$ 104,725
Long-term lease obligation	472,212
	$ 576,937

NOTE 11:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2024. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2024.

NOTE 12:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2025 through January 23, 2025, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.